

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 16, 2020

Thomas Oxenreiter
Chief Financial Officer
Geospatial Corp
229 Howes Run Road
Saver, PA 16055

      Re: Geospatial Corp
          Form 10-K for Fiscal Year Ended December 31, 2018
          Filed April 16, 2020
          File No. 000-55937

Dear Mr. Oxenreiter:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Trade & Services